

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 3, 2010

Kenneth Lee
Principal Financial Officer
Carbon Green, Inc.
Vysoka 26
Bratislava 2B 81106
Slovak Republic

> **Re: Carbon Green, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 25, 2010**
> **File No. 000-52874**

Dear Mr. Lee:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

David Walz
Staff Accountant

cc: Mike Shannon, Esq.
Jensen Lunny Macinnes Law Corp.
Via facsimile: (604) 684-0916